FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA AGM Agenda: items 1 and 4

DRAFT RESOLUTIONS UNDER AGENDA ITEM ONE OF THE ORDINARY GENERAL SHAREHOLDERS MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 1st MARCH 2003.

1.    To approve, in accordance with the terms of the legal documentation, the Annual Accounts (Balance Sheet, Profit and Loss Account and the Annual Report) plus the Management Report of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the year ending 31st December 2002, as well as the Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) plus the Management Report of the consolidated BBVA corresponding to the same financial year.

2.    Approve the proposal to apply the earnings of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the financial year 2002, for the sum of ONE BILLION, TWO HUNDRED AND SEVEN MILLION, NINETY-SIX THOUSAND, ONE HUNDRED AND THIRTY-ONE EUROS, TWELVE EURO-CENTS (1,207,096,131.12 euros), to be distributed as follows:

•	The sum of ONE BILLION, ONE HUNDRED AND TWELVE MILLION, ONE HUNDRED AND FIFTY-SIX THOUSAND, FIVE HUNDRED AND TEN EUROS, NINETY-SIX EURO-CENTS (1,112,156,510.96 euros) for the payment of dividends; of which EIGHT HUNDRED AND SIXTY-TWO MILLION, EIGHT HUNDRED AND EIGHTY THOUSAND, FIFTY-ONE EUROS, ONE EURO-CENT (862,880,051.61 euros) have already been paid out in the first, second and third interim dividends; the remaining TWO HUNDRED AND FORTY-NINE MILLION, TWO HUNDRED AND SEVENTY-SIX THOUSAND, FOUR HUNDRED AND FIFTY-NINE EUROS, THIRTY-FIVE EURO-CENTS (249,276,459.35 Euros) correspond to the amount destined to pay the complementary dividend for the financial year 2002 to the sum of SEVENTY-EIGHT EURO-CENTS (0.078 euros) per share and which will be paid to the shareholders on 10 th April 2003.

•	The sum of NINETY-FOUR MILLION, NINE HUNDRED AND THIRTY-NINE THOUSAND, SIX HUNDRED AND TWENTY EUROS, SIXTEEN EURO-CENTS (94,939,620.16 Euros) for the provision of the Bank’s voluntary reserves.

To resolve that the sums paid as interim dividends plus the sum destined to the complementary dividend constitute the total amount of the dividend for the financial year for the Banco Bilbao Vizcaya Argentaria, S.A., ratifying the resolutions adopted by the Board of Directors according to which the aforementioned sums were paid as interim dividends.

3.    To approve the management of the Board of Directors of the Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the corporate year 2002.

4.    To authorise the Chairman, Mr. Francisco González Rodríguez, and the Company Secretary and Board Member, Mr. José Maldonado Ramos, severally, to deposit the Annual Accounts, Management Reports and Audit Reports corresponding to the Bank and its consolidated Group, as well as to issue the certificates referred to in Article 218 of the Spanish Companies Act (Ley de Sociedades Anónimas) and in Article 366 of the Mercantile Register Regulations(Reglamento del Registro Mercantil).

DRAFT RESOLUTIONS UNDER AGENDA ITEM FORTH OF THE ORDINARY GENERAL SHAREHOLDERS MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 1st MARCH 2003.

1.    Modification article 31 of Bylaws. The text proposed is:

Article 31. Adopting resolutions.

At ordinary and/or extraordinary Shareholders Meetings, resolutions shall be adopted with the majorities required by the Spanish Companies Law (Ley de Sociedades Anónimas).

Every shareholder attending the General Shareholders Meeting shall have one vote for every share he/she holds or represents, however much he/she may have paid up. However, those shareholders who have failed to pay up on the calls for subscribed capital shall not have voting rights with regard to those shares whose call money has not been paid. Nor shall holders of shares without voting rights.

2.    Modification article 34 of Bylaws. The text proposed is:

Article 34. Number and Election.

The Board of Directors shall be made up of a minimum of nine members, and a maximum of eighteen, elected by the General Shareholders Meeting, with the exception contained in article 37 of these Bylaws.

The exact number of Directors shall be determined by the General Shareholders Meeting within the stipulated limits.

3.    Modification article 48 of Bylaws. The text proposed is:

Chapter Four: The Board Committees.

Article 48.

The Board of Directors, in order to better pursue its duties, may create the Committees it deems necessary to help it on such issues as fall within the scope of its powers.

However, for the supervision of the financial statements and the exercise of its control function, the Board of Directors shall have an Audit Committee, which will have the powers and means it needs to exercise this fundamental function for corporate matters.

This Committee shall comprise of a minimum of four non-executive Directors appointed by the Board of Directors, who have due dedication, capacity and expertise to pursue their duties. The Board shall appoint one of them Chair of the Committee, who must be replaced every four year. He/she may be re-elected to the post when one year has passed since he/she stood down.

The Committee shall have its own set of specific regulations, approved by the Board of Directors. These will determine its duties, and establish the procedure to enable it to meet its commitments.

The Audit Committee shall have, as a minimum, the following powers:

a)	to report, at the General Shareholders Meeting on issues that shareholders bring up in it regarding matters within the scope of their powers

b)	to propose to the Board of Directors, for submission to the General Shareholders Meeting, the appointment of the Auditor of Accounts referred to in article 204 of the Spanish Company Law (Ley de Sociedades Anónimas) and, where applicable, the conditions under which they are to be hired, the scope of their professional remit, and the termination or renewal of their appointment.

c)	To supervise internal auditing services.

d)	to know the financial information process and the internal control systems.

e)	to maintain relations with the Accounts Auditor to receive information on such questions as could jeopardise the Accounts Auditor’s independence, and any others related to the process of auditing the accounts, as well as to receive information and maintain communications with the Accounts Auditor as established under the legislation of accounts audits and the technical auditing standards.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANY NAME		Banco Bilbao Vizcaya Argentaria, S.A.

Date:	January, 13th 2003	By:	/s/ MIREN JOSUNE BASABE PUNTOX
Name: Miren Josune Basabe Puntox

Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A

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